UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.            )*

Jefferson Savings Bancorp, Inc.  14915 Manchester Rd.   Ballwin, MO   63011
( Name of issuer )
Common Stock
(Title of Class of Securities)
474900-10-7
(CUSIP Number)

Mary K. Drake 2104 Dornoch - League City, TX  77573  (Previously known as "Mary
K. Drake Family Limited Partnership")
Telephone 281-538-1402
(Name, Address and Telephone number of Person Authorized to Receive Notices and Communications)
May 5, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









SCHEDULE 13D
CUSIP NO. 474900-10-7							PAGE 1_ OF 3   PAGES


(1) 	  Mary K. Drake

NAME OF REPORTING PERSON:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

(2)	Individual Sale						(a)  (   )    (b)   (  )

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
______________________
(3)  	SEC USE ONLY
(4)	P.F.
	SOURCE OF FUNDS*
(5)	N.A.							(  )
	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)

(6) 	U.S.A.
	CITIZENSHIP OR PLACE OF ORGANIZATION

			NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH   (7)
THROUGH (10)
(7)	1,000,900
	SOLE VOTING POWER
(8)	N.A.
	SHARED VOTING POWER
(9)	975,700 - at Prudential Securities - Arboleda
    25,000 - on account at Salomon Smith Barney William K. Drake Defined
Benefit Plan
	200 shares held personally by W. K. Drake
	SOLE DISPOSITIVE POWER
(10)	No
	SHARED DISPOSITIVE POWER
(11)	Same as #9
	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(12)	See #9						(  )
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*
(13)	9.92564
	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
(14)	IN
	TYPE OF REPORTING PERSON*


*SEE INSTRUCTIONS BEFORE FILLING OUT
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

	EXHIBIT - PAGE 2 OF 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D

ITEM 1: SECURITY AND ISSUER

As reported in Item 4, Mary K. Drake (the "Reporting Person") has executed a definitive agreement with Jefferson Savings Bancorp, Inc., A Delaware corporation (the "Company"), its directors and certain other beneficial owners of the Company's Common Stock par value $.01 (the "Common Stock"), settling a proxy contest initiated by Gary L. Holland for the election of a slate of nominees to the Board of Directors of the Company at the 1999 Annual Meeting. This Amendment No 1 to Schedule 13D relates to the Common Stock of the Company. The address of the principal executive offices of the Company is 14915 Manchester Road. Ballwin, Missouri 63011.

ITEM 2: IDENTITY AND BACKGROUND

(a )  Mary K. Drake

(b )  2104 Dornoch - League City, TX 77573

( c)  Self employed investor and trader and farm owner/operator

(d )  N.A.

(e )  N.A.

(f )  United States of America - General partner is American citizen

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

N.A.

ITEM 4:  PURPOSE OF TRANSACTION

As of May 5, 1999, The Company, The Reporting Person, the directors of the Company and certain other beneficial owners of the Common Stock entered into a Shareholder Agreement (the "Agreement") settling the proxy contest initiated by Gary L. Holland ("Holland") for the election of a slate of nominees to the Board of Directors of the Company at the 1999 Annual Meeting. Set forth below is a summary of the terms of the Agreement, which is attached to this Amendment No 1 as an Exhibit and incorporated herein by reference.

The Agreement provides for the Company to increase the size of the board from six to seven directors (to be comprised of three Class I directors, two Class II directors and two Class III directors with staggered three-year terms) immediately after the execution of the Agreement. The Agreement further provides for the board to nominate Holland, Brad Barkau and Lloyd D. Doerflinger as the Company's sole nominees for election as directors of the Company to serve as Class I directors for three-year terms expiring at the Annual Meeting of the Company in 2002, and to revoke the nomination of Joe L. Williams. The board has agreed that Messrs. Holland, Barkau and Doerflinger will be the only nominees for director included in the Company's proxy statement for the 1999 Annual Meeting and that the Company will solicit proxies for their election in accordance herewith. The board has also agreed to convene the 1999 Annual Meeting no later than July 3, 1999. The Agreement provides that the Company will not take certain actions to remove Messrs. Holland and Barkau (the "New Directors") or to dilute the voting rights of the shareholder parties to the Agreement.

The Agreement also provides for the election to the board of directors of the Company's principal subsidiary of each of the New Directors. In addition, the board has agreed to elect one of the New Directors to each of the Committees of the board. The New Directors shall be entitled to the same compensation and benefits as the Company provides to its other non-employee directors.

Pursuant to the Agreement, Mr. Holland agreed to terminate his proxy solicitation with respect to the 1999 Annual Meeting. The Reporting Person and all the other shareholder-parties agreed to vote their shares as the 1999
Annual Meeting in favor of the nominees set forth above. Additionally, each such shareholder agreed, during the period ending on the earlier to occur of the day following the 2000 Annual Meeting and July 31, 2000:
(i) not to participate in any proxy solicitation (except in connection with any sale, merger or similar transaction involving the Company);
(ii) to vote all shares beneficially owned by them to elect William W.
Canfield and Edward G. Throop (or if one of such individuals is unable to so serve, for Joe L. Williams) as directors of the Company. The Agreement provides for the nomination of a successor designee of the board if two or more of such individuals are unable or unwilling to serve;
(iii) not to nominate or support any individual for election as a director of the Company, except as provided in the Agreement and
(iv) to assure that their shares will be represented at any meeting of the Company's shareholders.

The Agreement also provides for the reimbursement of up to $100,000 of the expenses, including legal fees, incurred by Holland in connection with his proxy contest which was terminated pursuant to the Agreement.





FILING EVENT  05/05/99

	EXHIBIT - PAGE 3 OF 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

(a )  The percentage of shares beneficially owned by Mary K. Drake is 9.92564.

(b ) Mary K. Drake is the Vice President of Alta Tierra Co. which is the General Partner of Arboleda Limited Partnership and Contango Ltd. Partnership. All shares of Jefferson owned by the Arboleda Ltd. Partnership have been lent to Contango Ltd. Partnership. Mary K. Drake has the power to vote all 975,700 shares. Mary K. Drake is trustee of the William K. Drake Defined Benefit Plan and has the power to vote the 25,000 shares.

(c )  N.A.

(d )  N.A.

(e )  N.A.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Item 4 above

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

	Shareholder Agreement, dated as of May 5, 1999, by and among JEFFERSON SAVINGS BANCORP, INC., GARY L. HOLLAND, THE GARY HOLLAND TRUST, BRAD BARKAU, WILLIAM DRAKE, MARY K. DRAKE, THE MARY K. DRAKE FAMILY LIMITED PARTNERSHIP, THE WILLIAM K. DRAKE DEFINED BENEFIT PLAN, CONTANGO LIMITED PARTNERSHIP, HOWARD WATSON, SUSAN M. WATSON, and INTREPID, LTD.



Signature

	After a reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       June 2, 1999						           Mary Kathryn Drake
______________________________			____________________________
                   Date
       Signature

							Mary Kathryn Drake
							_______________________________

							        Name/Title

EXHIBIT INDEX

Exhibit 1	Shareholder Agreement, dated as of May 5, 1999, by and among
		JEFFERSON SAVINGS BANCORP, INC., GARY L. HOLLAND, THE GARY HOLLAND TRUST, BRAD BARKAU, WILLIAM DRAKE, MARY K. DRAKE,
THE MARY K. DRAKE FAMILY LIMITED PARTNERSHIP, THE WILLIAM K. DRAKE
DEFINED BENEFIT PLAN, CONTANGO LIMITED PARTNERSHIP, HOWARD WATSON,
SUSAN M. WATSON, and INTREPID, LTD.

FILING EVENT  05/05/99